SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 5

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September 16, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 15 Pages

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                      { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) {x}
                                                                    (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                        { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) {x}
                                                                  (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     29,446,888 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     29,446,888 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) {x}
                                                                 (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         CO, HC

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) {x}
                                                                   (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

Item 4.  Purpose of the Transaction

            Item 4 is hereby amended by the addition of the following paragraph before the last paragraph:

            By letter dated September 2, 2003 from counsel to the Issuer to Chelsey LLC and Richemont Finance S.A., the Issuer gave notice, pursuant to the Certificate of the Designations, Powers, Preferences and Rights of Series B Participatory Preferred Stock of Hanover Direct, Inc. (the "Certificate of Designations"), that a Voting Trigger (as defined in the Certificate of Designations) has occurred due to the failure by the Issuer to redeem any shares of the Preferred Stock on or prior to August 31, 2003 and, as a result, the holder or holders of the Preferred Stock have the exclusive right, to elect two directors of the Issuer as set forth in Section 7(b) of the Certificate of Designations. By letter dated September 15, 2003 from Chelsey LLC to the Issuer, Chelsey LLC, as the holder of the Preferred Stock, notified the Issuer, as requested by the foregoing notice and pursuant to Section 7(b) of the Certificate of Designations, of its intent to cause the Director Right (as defined in the Certificate of Designations) to be vested. By a Consent of Sole Stockholder dated September 16, 2003, Chelsey LLC, as the sole holder of record of the Preferred Stock, acting, pursuant to Section 228 of the General Corporation Law of the State of Delaware and Section 7(b) of the Certificate of Designations, elected, effective as of September 16, 2003, each of Martin L. Edelman and Wayne Garten as a director of the Issuer. Copies of the Issuer's counsel's letter, the Chelsey LLC letter, the Certificate of Designations and the Consent of Sole Stockholder are filed as Exhibits N, O, P (by incorporation by reference) and Q, respectively, to this Statement and are incorporated herein by this reference.

Item 7.     Material to be Filed as Exhibits

      Exhibit A   Purchase and Sale Agreement dated as of May 19, 2003 between
                  Richemont Finance S.A. and Chelsey Direct, LLC.
                  (previously filed)

      Exhibit B   Letter, dated July 7, 2003, from Mr. Thomas C. Shull to
                  Messieurs Johann Rupert and Stuart Feldman. previously filed)

      Exhibit C   Letter, dated July 11, 2003, from Chelsey Direct, LLC to
                  Mr. Thomas C. Shull. (previously filed)

      Exhibit D   Recapitalization of Hanover Direct, Inc. Summary of Terms.
                  (previously filed)

      Exhibit E   Hanover Direct, Inc. Summary of Key Points Made by Chelsey
                  Direct, LLC.  August 7, 2003.(previously filed)

      Exhibit F   Letter, dated August 8, 2003, from Sarah Hewitt, Esq. of
                  Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to
                  Hanover Direct, Inc., to Martin Nussbaum, Esq. of Swidler
                  Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC.
                  (previously filed)

      Exhibit G   Letter, dated August 11, 2003, from Martin Nussbaum, Esq. of
                  Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey
                  Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman,
                  Millstein, Felder & Steiner LLP, counsel to
                  Hanover Direct, Inc.  (previously filed)

      Exhibit H   Letter, dated August 14, 2003, from Sarah Hewitt, Esq. of
                  Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to
                  Hanover Direct, Inc. to Martin Nussbaum, Esq. of Swidler
                  Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC.
                  (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on August 18, 2003)

      Exhibit I Letter, dated September 2, 2003, from Martin Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover
                  Direct, Inc. (previously filed)

      Exhibit J   Letter Agreement dated May 19, 2003 by and between Richemont
                  Finance S.A. and Chelsey Direct, LLC. (previously filed)

      Exhibit K   Escrow Agreement dated as of July 2, 2003 by and among
                  Richemont Finance S.A., Chelsey Direct LLC and JP
                  Morgan Chase Bank, as Escrow Agent. (previously filed)

      Exhibit L   Letter, dated September 4, 2003, from Sarah Hewitt, Esq. of
                  Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to
                  Hanover Direct, Inc., to Martin Nussbaum, Esq. of Swidler
                  Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC.
                  (previously filed)

      Exhibit M   Letter, dated September 8, 2003, from Martin Nussbaum, Esq.
                  of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey
                  Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman,
                  Millstein, Felder & Steiner LLP, counsel to Hanover
                  Direct, Inc. (previously filed)

      Exhibit N   Letter, dated September 2, 2003, from Sarah Hewitt, Esq. of
                  Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to
                  Hanover Direct, Inc., to Messrs. Stuart Feldman and
                  William B. Wachtel of Chelsey Direct, LLC and
                  Mr. Eloy Michotte of Richemont Finance S.A.

      Exhibit O   Letter, dated September 15, 2003, from Chelsey Direct, LLC to Hanover Direct, Inc.

      Exhibit P   Certificate of the Designations, Powers, Preferences and
                  Rights of Series B Participating Preferred Stock of Hanover
                  Direct, Inc. (Incorporated by reference to the Issuer's
                  Current Report on Form 8-K filed December 20, 2001)

      Exhibit Q   Consent, dated September 16, 2003, of Sole Stockholder

                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 5 to the Statement on Schedule 13D is true, complete and correct.

Date: September 17, 2003
                                         Chelsey Capital Profit Sharing Plan

                                         By: /s/ William B. Wachtel
                                             William B. Wachtel, its
                                             Trustee



                                         Chelsey Direct, LLC

                                         By: /s/ William B. Wachtel
                                             William B. Wachtel, its
                                             Manager



                                             /s/ William B. Wachtel
                                             William B. Wachtel



                                         DSJ International Resources Ltd.

                                         By: /s/ Stuart Feldman
                                             Stuart Feldman, its
                                             President



                                             /s/ Stuart Feldman
                                             Stuart Feldman

                                  Exhibit Index

      Exhibit N   Letter, dated September 2, 2003, from Sarah Hewitt, Esq. of
                  Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to
                  Hanover Direct, Inc., to Messrs. Stuart Feldman and
                  William B. Wachtel of Chelsey Direct, LLC and
                  Mr. Eloy Michotte of Richemont Finance S.A.

      Exhibit O   Letter, dated September 15, 2003, from Chelsey Direct, LLC to Hanover Direct, Inc.

      Exhibit Q   Consent, dated September 16, 2003, of Sole Stockholder

                                    Exhibit N

                                  BROWNRAYSMAN

                    BROWN RAYSMAN MILLSTEIN FELDER & STEINER

                                                                    Sarah Hewitt
                                                                         Partner
                                                                    212-895-2190
                                                        shewitt@brownraysman.com

                                                     September 2, 2003


VIA CERTIFIED OR REGISTERED MAIL

Mr. Stuart Feldman
Mr. William B. Wachtel
Chelsey Direct, LLC
712 Fifth Avenue, 45th Floor
New York, New York 10019

Mr. Eloy Michotte
Richemont Finance S.A.
35 Boulevard Prince Henri
L 1724 Lusembourg

                  Re:  Notice of Voting Trigger

Gentlemen:

            Reference is made to the Certificate of Designations, Powers, Preferences and Rights (the "Certificate of Designations") of the Series B Participating Preferred Stock (the "Series B Preferred Stock") of Hanover Direct, Inc. (the "Company"). On behalf of the Company, please be advised that a Voting Trigger(as defined in the Certificate of Designations) has occurred due to the failure by the Company to redeem any shares of Series B Preferred Stock on or prior to August 31, 2003. As a result, the holder or holders of the Series B Preferred Stock have the exclusive right, voting separately as a class and by taking such actions as are set forth in Section 7(b) of the Certificate of Designations, to elect two directors of the Company (the "Director Right").

            Please notify the Company of your intent to cause the Director Right to be vested within fifteen (15) days of the date hereof as required by the Certificate of Designations using the Company's principal address at 115 River Road, Building 10, Edgewater, New Jersey 07020, Attention: Thomas C. Shull, and/or principal fax number at (201) 272-3465 for this purpose.

            This letter is written without prejudice to the rights of the Company, all of which are hereby expressly reserved.

                                                              Very truly yours,


                                                              /s/Sarah Hewitt


                                                                Sarah Hewitt


cc:      Thomas C. Shull
         Leslie A. Lupert, Esq.


BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP 900 Third Avenue New York, NY 10022 T 212-895-2000 f 212-895-2900 brownraysman.com

                                                                   Page 14 of 15
                                    Exhibit O

                               Chelsey Direct, LLC
                                712 Fifth Avenue
                                   45th floor
                               New York, NY 10019

                                                              September 15, 2003

Via Certified or Registered Mail

and Facsimile (201) 272-3465

Hanover Direct, Inc.
115 River Road
Building 10
Edgewater, NJ   07020
Attention: Thomas C. Shull

                          Re: Notice of Voting Trigger

Gentlemen:

In response to your notice as to the Voting Trigger, the undersigned, as the holder of the rights of all of the outstanding shares of the Series B Participating Preferred Stock (the "Preferred Stock") of Hanover Direct, Inc., hereby provides notice, pursuant to Section 7(b) of the Certificate of Designations governing the Preferred Stock, of its intent to cause the Director Right (as defined therein) to be vested.

                                                   Very truly yours,




                                                   Chelsey Direct, LLC

                                                   By: /s/ William B. Wachtel
                                                        William B. Wachtel
                                                        Manager

WBW/bp

cc:      Sarah Hewitt, Esq.

                                    Exhibit Q


                              Hanover Direct, Inc.

                           Consent of Sole Stockholder

                               September 16, 2003


      The undersigned, being the sole holder of record of all of the outstanding shares of the Series B Participating Preferred Stock, $0.01 par value (the "Series B Preferred Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Corporation"), do hereby consent, pursuant to Section 228 of the General Corporation Law of the State of Delaware (the "GCL") and Section 7(b) of the Corporation's Certificate of the Designations, Powers, Preferences and Rights of Series B Participating Preferred Stock (the "Certificate") and in lieu of holding a meeting, to the adoption of the following resolution:

         RESOLVED, that Martin L. Edelman and Wayne Garten be, and each of them hereby is, elected as a director of the Corporation, effective as of September 16, 2003, each to serve as such until the election of his or her successor at any meeting of the Series B Preferred Stockholders of the Corporation for the purpose of electing directors, provided that each such successor shall be elected only by the then holder or holders of the Series B Preferred Stock in the manner contemplated by the GCL and the Certificate.


                                                    Chelsey Direct, Inc.



                                                    By: /s/ William B. Wachtel
                                                    Name: William B. Wachtel
                                                    Title:   Manager